04015240

SEC MAIL PROCESSING SECTION
RECEIVED
MAR - 1 2004
WASH, D.C. 183

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53346

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
EHRENKRANTZ KING NUSSBAUM, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 OLD COUNTRY ROAD - SUITE 210
(No. and Street)

GARDEN CITY	NY	11530
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GLASSER & HAIMS, CPA, P.C.
(Name – *if individual, state last, first, middle name*)

99 WEST HAWTHORNE AVENUE	VALLEY STREAM, N.Y.		11580
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, MICHAEL P. BENVENUTO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EHRENKRANTZ KING NUSSBAUM, INC., as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Michael P. Benvenuto
Signature

Chief Financial Officer
Title

ALVIN M. GLASSER
NOTARY PUBLIC, STATE OF NEW YORK
No. 30-1449750
Qualified in Nassau County
Commission Expires AUG 31, 2005

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

--oOo--

STATEMENT OF FINANCIAL CONDITION

OF

EHRENKRANTZ KING NUSSBAUM, INC.

DECEMBER 31, 2003

--oOo--

GLASSER & HAIMS, P. C.
CERTIFIED PUBLIC ACCOUNTANTS

GLASSER & HAIMS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
99 WEST HAWTHORNE AVENUE
VALLEY STREAM, N.Y. 11580

ALVIN M. GLASSER, C.P.A. (516) 568-2700
IRWIN M. HAIMS, C.P.A.

INDEPENDENT AUDITOR'S REPORT

EHRENKRANTZ KING NUSSBAUM, INC.
600 Old Country Road - Suite 210
Garden City, N.Y. 115302

We have audited the accompanying statement of financial condition of EHRENKRANTZ KING NUSSBAUM, INC. as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents in all material aspects, the financial position of EHRENKRANTZ KING NUSSBAUM, INC. as of December 31, 2003.

Very truly yours,

Glasser & Haims CPA, P.C.

GLASSER & HAIMS, C.P.A. P.C.

Valley Stream, N.Y. 11580
February 20, 2004

EHRENKRANTZ KING NUSSBAUM, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

1.	Cash in banks		$2,768,480
2.	Receivables from brokers and dealers		
	A. Clearance accounts	$ 407,142	
	B. Other	820,977	1,228,119
4.	Securities owned at market value		
	D. Other securities		114,990
10.	Furniture and equipment (net)		165,485
11.	Other assets		
	Advances	$ 52,272	
	Loans receivables	40,500	
	Prepaid expenses	212,589	305,361
12.	TOTAL ASSETS		$4,582,435

LIABILITIES AND OWNERSHIP EQUITY

16.	Securities sold not yet purchased	$ 5,049
17.	Account payable, accrued liabilities, expenses, and other	3,103,270
20.	TOTAL LIABILITIES	3,108,319
24.	TOTAL OWNERSHIP EQUITY	1,474,116
25.	TOTAL LIABILITIES AND OWNERSHIP EQUITY	$4,582,435

THE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS
ARE AN INTEGRAL PART OF THIS STATEMENT

GLASSER & HAIMS, P. C.
CERTIFIED PUBLIC ACCOUNTANTS
EHRENKRANTZ KING NUSSBAUM, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

NOTE 1 - ORGANIZATION

EKN Merger Corp., a Delaware corporation, was organized on January 16, 2001. EKN Merger Corp. became a wholly-owned subsidiary of JSM Capital Holding Corp. (a Delaware corporation) on February 21, 2001.

On February 22, 2001, Ehrenkrantz King Nussbaum, Inc. entered into a merger agreement with EKN Merger Corp. and JSM Capital Holding Corp. pursuant to which Ehrenkrantz King Nussbaum, Inc. would be merged into EKN Merger Corp. for a purchase price of Seven Hundred Thousand ($700,000.00) Dollars. This occurrence closed on July 31, 2001, at which time EKN Merger Corp. changed its name to Ehrenkrantz King Nussbaum, Inc. and commenced operations on August 1, 2001 under that name. The predecessor company changed its name to Ehrenkrantz King Nussbaum. At that time the existing stock of Ehrenkrantz King Nussbaum was cancelled and 100 shs. par value .01 was issued for the Seven Hundred Thousand ($700,000.00) Dollars, which became the capitalization of the new corporation. On October 8, 2001, the respondent corporation entered into a branch office agreement to acquire an existing office in Garden City, Long Island, New York. On October 22, 2001, respondent corporation acquired said branch office.

On January 9, 2002, JSM Capital Holding Corp. transferred 100% of the equity of Ehrenkrantz King Nussbaum, Inc. to Margate Capital Corp., who owned the branch.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Security transactions and the recognition of the related income and expenses are recorded on a trade date basis.

The corporation depreciates fixed assets under the income tax method. Depreciation of assets acquired, after any write-off under IRC section 179, is on the straight line method over its useful life. Leasehold improvements are amortized over 39 years.

EHRENKRANTZ KING NUSSBAUM, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003 (CONT'D.)

NOTE 3 - STOCKHOLDERS EQUITY - CAPITAL STOCK

AUTHORIZED:	
1,000 shs. - common - par value	- .01
ISSUED:	
100 shs. - common	$ 1.00
Amount paid in over par value	1,691,070.00
	1,698,071.00
DEFICIT	
Balance - December 31, 2003	(223,955.00)
	$ 1,474,116.00

NOTE 4 - COMMITMENTS AND CONTINGENCIES

The Company has been named in several arbitrations pending before the National Association of Securities Dealers. In the opinion of management and general counsel of the Company, these arbitrations are without merit and the Company intends to vigorously defend the the arbitrations.

NOTE 5 - SUBSEQUENT EVENTS

On February 17, 2004, Margate Capital, Inc. the sole stockholder of respondent corporation made an additional capital contribution of $973,500.00.

NOTE 6 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer and member of the National Association of Security Dealers, the firm is subject to rule 15c3-1 of the securities and Exchange Commission with specific uniform minimum net capital firm's aggregate indebtedness, as defined, shall not exceed fifteen times net capital, as defined. At December 31, 2003 the firm's net capital ratio was 315% and exceeded requirements by $776,834.00.